Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7650	clin@stblaw.com

August 17, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Mr. Donald E. Field
Ms. Amy Geddes
Ms. Theresa Brillant

Re:	BEST Inc.
Amendment No. 2 to Registration Statement on Form F-1
File Number: 333-218959

Ladies and Gentlemen:

On behalf of our client, BEST Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith ten (10) courtesy copies of Amendment No. 2, which has been marked to show changes to Amendment No. 1 to the Registration Statement filed with the Commission on July 27, 2017 (the “July 27 Filing”).

On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt review of the July 27 Filing.

DANIEL FERTIG	ADAM C. FURBER IAN C. HO	ANTHONY D. KING		CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

The Company has responded to the Staff’s comments in the comment letter dated August 4, 2017 from the Staff (the “August 4 Comment Letter”) by revising the July 27 Filing and providing explanations in response to the comments.  In addition to the amendments made in response to the Staff’s comments, the Company has also revised the July 27 Filing to include financial information as of and for the six months ended June 30, 2017 and update operating data and certain other disclosures.

Set forth below are the Company’s responses to the Staff’s comments in the August 4 Comment Letter.  The Staff’s comments are retyped in bold italics below for your ease of reference and are followed by a summary of the responsive actions taken.  We have included page numbers to refer to the location in Amendment No. 2 where the disclosure addressing a particular comment appears.

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Use of Proceeds, page 11

1.                                      We note your response and revisions to our prior comment 5. Please revise the third paragraph to clarify that you have no specific plans for the proceeds. Refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the Use of Proceeds disclosure on page 66 in accordance with Item 3.C.1 of Form 20-F to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof, and will fill in the exact numbers once the number of shares to be sold by the Company and estimated price range are available. Notwithstanding the added disclosure of the Company’s plans for the proceeds, and in order to help investors better understand the principal reasons for the offering, the Company has further disclosed on page 66 that the primary purposes of the offering are to create a public market for the Company’s shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

General

2.                                      We note your response to prior comment 8 and revisions to include information regarding changes in parcel and freight volume; however, your discussion does not quantify the financial impact of each factor affecting the period to period changes. For example, you describe the increase in freight service revenue as the result of greater freight volume, an increase in average per price tonne, the expansion of your service scope, and an upward adjustment of your service prices as a result of value-added services, but do not provide the quantifiable impact of each. Please revise to comply with the above for all periods and discussions presented.

In response to the Staff’s comment, the Company has further reviewed the Results of Operations discussion for all periods and added quantitative information for each factor affecting the period to period changes to the extent such information is available to the Company with reasonable accuracy and may be viewed as material to an investor. Please see revised disclosure on pages 94 to 103. The Company respectfully advises the Staff that it has retained qualitative descriptions of certain factors due to the unavailability or immateriality of quantitative data. For example, the Company did not quantify the upward adjustment of the Company’s service prices for freight services because, while there was a general upward adjustment in 2015 and 2016, the exact amount, time and frequency of adjustments varied in different provinces and cities and with respect to different customers. As such, the Company could not quantify such adjustments in general with reasonable accuracy and, instead, the Company added quantitative disclosure on the increase in average revenue per tonne for the relevant periods.

Exhibit 23.1

3.                                      Please file a currently dated consent of the independent registered public accountant in the next amendment of your Form F-1 and prior to it becoming effective.

The Company respectfully advises the Staff that it is filing a currently dated consent of its independent registered public accountant as Exhibit 23.1 to Amendment No. 2. The Company has duly noted the Staff’s comment and will file a currently dated consent of the independent registered public accountant with any future amendment to Form F-1 prior to it becoming effective.

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If you have any questions regarding this letter or Amendment No. 2, please do not hesitate to contact me at +852 2514-7650 (office) or clin@stblaw.com (e-mail), or my colleagues Daniel Fertig at +852 2514-7660 (office) or dfertig@stblaw.com (e-mail) or Yi Gao at +852 2514-7620 (office) or ygao@stblaw.com (e-mail).

Questions pertaining to accounting and auditing matters should be directed to John Qian at +86 21 2228-3106 of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:                                Shao-Ning Johnny Chou, Chairman and Chief Executive Officer

Lei Guo, Chief Accounting Officer and Vice President of Finance

BEST Inc.

Daniel Fertig

Yi Gao

Brian Mathes

Simpson Thacher & Bartlett LLP

Yilong Du

Latham & Watkins LLP

John Qian

Ernst & Young Hua Ming LLP